GOLDEN OCEAN GROUP LIMITED
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda

July 24, 2019
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street, NE
Washington, D.C. 20549

Re:	Golden Ocean Group Limited Registration Statement on Form F-3 (No. 333-232709)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on Form F-3 on July 18, 2019, be accelerated so that it will be made effective at 4:00 p.m. Eastern Daylight Time on July 26, 2019, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Gary J. Wolfe at (212) 574-1223 of Seward & Kissel LLP, counsel to the undersigned registrant.
Yours truly,

GOLDEN OCEAN GROUP LIMITED

By:	/s/ Birgitte Ringstad Vartdal
Name: Birgitte Ringstad Vartdal
Title: Chief Executive Officer